Exhibit 99.1

TMM COMPANY CONTACT:
Verónica Tego Sánchez, CFO
011-52-55-5629-8866
veronica.tego@tmm.com.mx

GRUPO TMM REPORTS THIRD QUARTER 2026 RESULTS
(In Mexican Pesos)

Third Quarter 2026 Highlights:
o	Recovery in Maritime operations compared with the previous quarter.
o	Consolidated revenue of Ps.272.7 million.
o	Operating income of Ps.27.8 million.
o	Higher activity expected in Maritime Infrastructure toward year-end, supported by increased scheduled shipyard utilization.

Mexico City, October 30, 2026 – Grupo TMM, S.A.B. (BMV: TMM A and OTC: GTMAY) (the “Company” or “TMM”), a Mexican maritime transportation, logistics and maritime infrastructure services company, announced its financial results for the third quarter of 2026.

“Our growth vision focuses on developing new revenue streams by leveraging Grupo TMM’s experience and assets in sectors where we see opportunities for expansion.

Projects involving the maritime transportation of diverse cargo types, the development of port infrastructure and the expansion of our service platform represent new opportunities to diversify our operations. Our goal is to build a more balanced business portfolio, with improved profitability and reduced revenue concentration, while maintaining disciplined capital allocation.”

  Vanessa Serrano Cuevas
  Chief Executive Officer

Operating performance

•	Maritime – Recorded a recovery in activity levels and operating results compared with the previous quarter, supported by the performance of specialized vessels and operational efficiencies.

•	Maritime Infrastructure – Activity was concentrated in repairs of smaller-draft vessels and the rescheduling of previously planned services, which affected quarterly results.

•	Land Logistics – Maintained operational continuity and expanded its commercial portfolio toward the end of the quarter through the addition of new customers.

During the first nine months of 2026, the Company reported cumulative net income of Ps.8.3 million, including a net loss of Ps.27.9 million in the third quarter, primarily reflecting the impact of foreign exchange fluctuations and financing costs.

Grupo TMM Reports Third Quarter 2026 Financial Results

Outlook
For the remainder of 2026, the Company expects increased activity in Maritime Infrastructure, with shipyard dock utilization supported by repair services already scheduled for the fourth quarter.

Looking ahead to 2027, Grupo TMM sees growth and diversification opportunities across its business lines, prioritizing projects that contribute to improved profitability and value creation, while maintaining disciplined capital allocation.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, and ports & terminals logistics operations, through its subsidiaries and affiliated offices. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the current expectations and beliefs of the Company’s management, as well as on assumptions made by, and information currently available to, the Company. Actual results could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially include, among others, global economic conditions and conditions in Mexico, fluctuations in foreign exchange rates, conditions in the maritime transportation market, changes in the regulatory and business environment, including the United States-Mexico-Canada Agreement (USMCA), as well as the Company’s ability to execute its business strategy, manage its growth, control costs, and restructure or refinance its indebtedness. Additional information regarding these and other risk factors is contained in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and its reports on Form 6-K.

Financial tables follow

Grupo TMM Reports Third Quarter 2026 Financial Results

Grupo TMM, S.A.B. and Subsidiaries Balance Sheet* - Millions of Pesos -

	September 30,	December 31,
	2026	2025

Cash and cash in banks available	416.2	494.6
Restricted cash	150.1	257.4
Total cash and cash equivalents	566.2	752.0
Accounts receivable – Net	571.3	540.6
Other accounts receivable	138.5	130.7
Taxes to be recovered	171.2	131.1
Prepaid expenses and others current assets	15.8	34.8
Total current assets	1,463.0	1,589.2
Property, machinery and, equipment	2,942.1	2,904.9
Cumulative Depreciation	(257.0)	(185.4)
Property, machinery and, equipment – Net	2,685.2	2,719.5
Rights of use	44.0	45.3
Other assets	250.2	241.3
Total assets	4,442.3	4,595.3
Bank loans and current maturities of long-term liabilities	339.2	319.1
Leases short-term	5.2	4.5
Suppliers	310.9	328.5
Other accounts payable and accrued expenses	408.9	412.8
Total current liabilities	1,064.2	1,064.9
Bank loans	738.9	896.9
Leases long-term	39.1	41.7
Deferred taxes	120.3	120.3
Other long-term liabilities	65.7	65.6
Total long-term liabilities	964.0	1,124.5
Total liabilities	2,028.1	2,189.4
Total stockholders´ equity	2,414.2	2,405.8
Total liabilities and stockholders´ equity	4,442.3	4,595.3

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports Third Quarter 2026 Financial Results

Grupo TMM, S.A.B. and Subsidiaries *Statement of Income - Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025

Maritime	233.3	382.3	642.2	1,134.1
Inland Logistics	20.1	22.0	60.2	63.2
Warehousing Services	-	26.1	-	56.8
Maritime Infrastructure	19.4	138.1	122.2	276.7
Revenue from freight and services	272.7	568.4	824.6	1,530.8
Maritime	(166.2)	(268.2)	(463.7)	(797.9)
Inland Logistics	(19.7)	(21.7)	(58.8)	(59.2)
Warehousing Services	-	(34.6)	-	(108.2)
Maritime Infrastructure	(27.2)	(90.2)	(102.4)	(180.9)
Cost of freight and services	(213.1)	(414.7)	(624.9)	(1,146.2)
Maritime	(16.6)	(19.2)	(49.1)	(52.2)
Inland Logistics	(2.4)	1.8	(6.7)	(6.1)
Warehousing Services	-	(2.0)	-	(6.1)
Maritime Infrastructure	(8.2)	(4.4)	(21.0)	(11.6)
Depreciation and amortization	(27.1)	(23.8)	(76.8)	(76.0)
Maritime	50.5	94.9	129.3	284.0
Inland Logistics	(1.9)	2.1	(5.3)	(2.2)
Warehousing Services	-	(10.5)	-	(57.5)
Maritime Infrastructure	(16.0)	43.5	(1.3)	84.2
Results by business	32.6	130.0	122.8	308.6
Corporate expenses	(23.1)	(15.3)	(59.9)	(44.9)
Corporate depreciation and amortization	(2.5)	(6.3)	(7.4)	(7.4)
Non-recurring (expenses) income	20.8	(0.4)	24.2	(9.9)
Operating (loss) gain	27.8	108.1	79.7	246.4
Financial (expenses) income - Net	(17.7)	(29.1)	(54.6)	(86.1)
Leases financial expenses	(1.6)	(2.3)	(4.7)	(7.5)
Exchange gain (loss) - Net	(36.3)	21.2	(9.4)	107.3
Net financial cost	(55.6)	(10.2)	(68.7)	13.7
(loss) gain before taxes	(27.8)	97.8	11.0	260.1
Provision for taxes	(0.1)	0.0	(2.7)	0.0

Net (loss) gain for the period	(27.9)	97.8	8.3	260.1

Attributable to:
Minority interest	0.05	(0.04)	0.01	(0.2)
Equity holders of GTMM, S.A.B.	(27.9)	97.9	8.3	260.3

Weighted average outstanding shares (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	(0.16)	0.56	0.05	1.49

Outstanding shares at end of period (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	(0.16)	0.56	0.05	1.49

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports Third Quarter 2026 Financial Results

Grupo TMM, S.A.B. and subsidiaries *Statement of Cash Flow - Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025

Net gain (loss) for the period	(27.9)	97.8	8.3	260.1

Depreciation & amortization	29.5	31.8	85.0	85.1
Deferred taxes	-	-	-	(1.5)
Other non-cash items	51.1	3.6	73.5	(17.4)
Total non-cash items	80.7	35.4	158.5	66.1
Changes in assets & liabilities	(167.8)	(57.1)	(97.1)	(249.8)
Total adjustments	(87.1)	(21.8)	61.4	(183.6)
Net cash provided by (used in) operating activities	(115.0)	76.1	69.7	76.5

Proceeds from sale of assets/interest received	5.1	1.6	16.1	3.3
Payments for purchase of assets	(11.9)	(6.1)	(44.4)	(655.0)
Net cash provided by (used in) investment activities	(6.7)	(4.5)	(28.2)	(651.8)

Short-term borrowings (net)	(83.5)	12.4	(138.9)	(91.2)
Repayment of leases	(2.7)	(2.8)	(8.1)	(8.4)
Proceeds from (repayment of) long-term debt	(35.6)	(30.6)	(79.5)	770.9
Net cash provided by (used in) financing activities	(121.8)	(21.0)	(226.5)	671.3
Exchange effect on cash	5.00	(3.9)	(0.8)	(24.0)
Net increase (decrease) in cash	(238.6)	46.7	(185.8)	72.0
Cash at beginning of period	804.8	232.5	752.0	207.1
Cash at end of period	566.2	279.1	566.2	279.1

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.